Mandatory Energy Conservation and Emission Reduction Regulations

Under Article 42 of the Framework Act on Low Carbon, Green Growth, the Korean government shall establish medium- and long-term targets and goals in order to cut greenhouse gas emissions, save energy, improve energy efficiency, and expand the dissemination of new and renewable energy. In accordance with Article 42, Ministry of Knowledge Economy has designated POSCO as one of the 470 companies which shall be subject to mandatory energy conservation and emission reduction regulations.